Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Ronald R. Bessette
Senior Counsel
Phone: 603-229-6140
Ronald.Bessette@LFG.com

VIA Email

July 29, 2010

Craig Ruckman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:           The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 43
File Nos. 333-61554, 811-08517

Dear Mr. Ruckman,

This letter and the attached blacklined prospectus supplement are in response to your comments of July 14, 2010. You will also note that we have changed the availability date of this rider to November 15, 2010. This date is applicable to all products offered by The Lincoln National Life Insurance Company. The rider will be available on September 13, 2010 under products offered by Lincoln Life & Annuity Company of New York. Though the availability date has been pushed back it is important that we receive your approval prior to August 30, 2010 in order to complete printing and mailing requirements.

 Responses to your comments are as follows:

Comment 1:     Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:        There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the policy.

Comment 2:     Please confirm that the contract name in the heading is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:       The contract name in the heading and on the front cover page of the underlying prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Comment 3:     Arrange the disclosure in the same order it would appear in the underlying prospectus.

Response:       The disclosures have been rearranged.

Comment 4:     Please include disclosure that amends any disclosure in the prospectus that is impacted by the rider (i.e., Summary of Common Questions).

Response:      The question “What is Lincoln Lifetime IncomeSM Advantage 2.0?” has been added to the Summary of Common Questions section.

Comment 5:    Please provide any necessary revisions to the Special Terms section of the prospectus.

Response:      A short definition of Lincoln Lifetime IncomeSM Advantage 2.0 has been added.

Comment 6:    Examples: Confirm to Staff that the Examples, including the introductory paragraph, represent the most expensive contract option.

Response:      The Examples presented in the supplement represent the most expensive contract option.

Comment 7:    Page 2, Lincoln Lifetime IncomeSM Advantage 2.0: Please note in the first bullet that the Income Base is equal to the initial purchase payment or contract value.

Response:      This notation has been made.

Comment 8:    Page 2, Lincoln Lifetime IncomeSM Advantage 2.0: In the paragraph following the bulleted items, please include that Excess Withdrawals may reduce the Income Base and Guaranteed Annual Income amount greater than on a  dollar for dollar basis or greater than the amount of the Excess Withdrawal.

Response:      The requested disclosure has been added.

Comment 9:    Page 3 first full paragraph: Same comment as Comment 8.

Response:      The requested disclosure has been added.

Comment 10:   Page 3, first paragraph: Revise the reference to “annual withdrawals” in the first sentence to “guaranteed, periodic withdrawals”, as in the prior paragraph.

Response:      This revision has been made.

Comment 11:  Page 2: In the last paragraph, please note that after the 1st anniversary of the rider effective date, cumulative purchase payments will be limited to $100,000.

Response:      The following sentence has been added: “After the first anniversary of the Rider effective date, cumulative additional purchase payments into the contract will be limited to an amount equal to $100,000 without Home Office approval.”

Comment 12:  Bold the last two sentences of the last paragraph of page 2, continuing to page 3.

Response:      This revision has been made.

Comment 13:  Page 4, Income Base, 2nd paragraph: Please clarify that any increase in the Income Base due to purchase payments will not increase the Guaranteed Annual Income until the next Rider date anniversary, unless they are made within the first 90 days after the Rider date.

Response:     The requested disclosure is not correct. Subsequent purchase payments will increase the Income Base and Guaranteed Annual Income amount immediately. Subsequent purchase payments will not be eligible (unless made within the first 90 days after the rider’s effective date) to be included in the Income Base for calculation of the 5% Enhancement until they have been invested for one year.

Comment 14:  Page 4, Income Base, 2nd paragraph:  Disclose whether a new 10-year Enhancement Period begins if approval to exceed the $100,000 additional purchase payment restriction is granted.

Response:     The approval to accept additional purchase payments in excess of $100,000 does not automatically result in a new 10-year Enhancement Period. On the next Benefit Year anniversary there may be an Automatic Annual Step-up due to the increased contract value which will start a new Enhancement Period.

Comment 15:  Page 4, 5% Enhancement to the Income Base: The supplement notes that after the 10th Benefit Year anniversary, the Rider percentage charge may increase as a result of a 5% Enhancement and since receiving the 5% Enhancement is contingent upon being within the 10-year Enhancement Period, clarify the basis for receiving the 5% Enhancement after the10th Benefit Year anniversary.

Response:    Enhancement Periods restart anytime there is an Automatic Annual Step-up. This may occur both during and after the first ten years after the rider’s effective date. Further disclosure has been added.

Comment 16:  Highlight and disclose that the percentage charge for the Rider may increase each year after the 10th Benefit Year anniversary.

Response:     The sentence has been bolded and now states: “After the tenth Benefit Year anniversary the annual Rider percentage charge may increase to the current charge each year if the Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%.”

Comment 17:  In the case above, what will the charge increase to?

Response:    The charge will increase to the current charge. Disclosure has been added.

Comment 18:  Page 6, Automatic Annual Step-ups of the Income Base: Add a column to the chart to show a comparison between the Income Base after a 5% Enhancement compared against the Contract Value.

Response:     This column has been added.

Comment 19:  Page 8, Withdrawal Amounts: Revise the example to present the information in the following order:
1.	Contract Value on the Rider’s effective date
2.	Income Base on the Rider’s effective date
3.	Guaranteed Annual Income Amount on the Rider’s effective date
4.	Contract Value 6 months after the Rider’s effective date
5.	Income Base 6 months after the Rider’s effective date
6.	Withdrawal 6 months after the Rider’s effective date
7.	Contract Value after withdrawal
8.	Income Base after withdrawal
9.	Contract Value on first anniversary
10.	Income Base on first anniversary
11.	Guaranteed Annual Income Amount on first anniversary

Response:  Appropriate revisions have been made to the example.

Comment 20:  Page 8, Withdrawal Amounts, last paragraph: The first sentence describes how subsequent purchase payments will increase the Guaranteed Annual Income amount, inferring an immediate increase. This conflicts with prior disclosure that states that the increase will happen on the next Rider date anniversary. Please resolve this discrepancy.

Response:     The prior disclosure referred to is that subsequent purchase payments will not be added to the Income Base to calculate the 5% Enhancement until they have been in the contract for one year. This is separate and not related the immediate recalculation of the Guaranteed Annual Income amount due to subsequent purchase payments.

Comment 21:  Pages 9-10, Excess Withdrawals: The third paragraph states that quarterly statements will include the Guaranteed Annual Income amount as of the most recent anniversary. Again, this appears to conflict with the language on Page 8, as discussed in Comment 19. Please resolve discrepancy.

Response:    The paragraph has been rewritten and states:

“We will provide you with quarterly statements that will include the Guaranteed Annual Income amount (as adjusted for Guaranteed Annual Income amount payments, Excess Withdrawals and additional purchase payments) available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal.”

Comment 22:   Page 9, Nursing Home Enhancement: Add a sub-heading to the paragraph that discusses the Nursing Home Enhancement.

Response:      A sub-heading has been added.

Comment 23:   Page 9, Nursing Home Enhancement: Please clarify the procedure for the contractowner to request the Nursing Home Enhancement.

Response:       A form needs to be completed. Disclosure has been added.

Comment 24:   Page 9, Nursing Home Enhancement:  The second and third sentence of this paragraph that state “…since the Guaranteed Income Benefit is determined…” is unclear. Please revise.

Response:     The sentences have been re-written to indicate that if no withdrawals have been made since the rider’s effective date.

Comment 25:   Page 9, Nursing Home Enhancement: Move the second and third sentences to the end of the paragraph.

Response:     These sentences have been moved.

Comment 26:  Page 11, Excess Withdrawals: In the third paragraph on page 11, delete the word “either” contained in the parenthetical.

Response:      This deletion has been made.

Comment 27:   Page 11, Guaranteed Annual Income Amount Annuity Payout Option: The term “final payment” appears to be a defined term in the third paragraph. This is not consistent with how the term is used in other places. Resolve.

Response:      The capitalization of this term was in error. The term now appears in lower case.

Comment 28:   Page 11, Guaranteed Annual Income Amount Annuity Payout Option: Clarify the forms of final payment – lump sum or annuity?

Response:       This will be a lump sum. Additional disclosure has been added.

Comment 29:   Page 11, Guaranteed Annual Income Amount Annuity Payout Option: Move the entire third paragraph of this section to the end of the first paragraph.

Response:       This paragraph has been moved.

Comment 30:   Page 13, Lincoln Lifetime IncomeSM Advantage 2.0 Charge:  The cross references to additional purchase payments causing the charge to increase (i.e., “see below,” “see above”) appear to point to discussion that does not actually appear in the supplement. Please clarify.

Response:       The cross references have been removed and a new paragraph has been added describing the increase to the Rider charge due to cumulative additional purchase payments that exceed $100,000 after the first Benefit Year anniversary.

Comment 31:   Page 14, Compare to Lincoln SmartSecurity® Advantage: The supplement notes that the Income Base for Lincoln Lifetime IncomeSM Advantage 2.0 may be higher because withdrawals less than the Guaranteed Annual Income will not reduce the Income Base. Include this distinction in the comparison to Lincoln SmartSecurity® Advantage.

Response:     This comparison is already included in the comparison (see the 2nd sentence). Additional clarification has been added.

Comment 32:  Page 14, i4LIFE® Advantage Option: The supplement refers to i4LIFE® Advantage Guaranteed Income Benefit (version 4). Confirm that version 4 is in the prospectus.

Response:     Guaranteed Income Benefit (version 4) is an optional living benefit rider currently being reviewed by the Staff (File No. 333-36316). The anticipated roll-out date for this rider is September 7, 2010.

Comment 33:  Page 14, i4LIFE® Advantage Option: Please discuss the benefits and drawbacks that contractowners should consider when dropping Lincoln Lifetime IncomeSM Advantage 2.0 to go to i4LIFE® Advantage.

Response:    The benefits and drawbacks have been discussed in a new paragraph in this section.

Comment 34:  Please discuss any impact to a selected death benefit if a contractowner goes from Lincoln Lifetime IncomeSM Advantage 2.0 to i4LIFE® Advantage.

Response:     The move from Lincoln Lifetime IncomeSM Advantage 2.0 to i4LIFE® Advantage will not impact the death benefit that the contractowner has elected.

Comment 35:    Page 18, Charges and Other Deductions: Explain and provide additional narrative for each step, including all assumptions made and all calculations used to arrive at values.

Response:     Additional clarification has been added.

Financial statements, exhibits, and other required disclosure will be included in a future post-effective amendment. In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln Life Variable Annuity Account N (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-229-6140 with further comments or questions.

Sincerely,

Ronald Bessette
Assistant Vice President and Senior Counsel

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

Lincoln Life Variable Annuity Account N

ChoicePlus Assurance (L Share)

Supplement dated November 15, 2010 to the Prospectus dated May 1, 2010

This supplement to the prospectus for your individual variable annuity contract provides a new optional rider, Lincoln Lifetime IncomeSM Advantage 2.0, available for purchase beginning November 15, 2010 or when approved in your state. The Lincoln Lifetime IncomeSM Advantage living benefit rider will no longer be available for purchase after December 31, 2010 or 60 days from the date that Lincoln Lifetime IncomeSM Advantage 2.0 is approved in your state. This supplement also provides information for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 who decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE® Advantage with Guaranteed Income Benefit (version 4). This supplement is for informational purposes and requires no action on your part.

Special Terms – The following definition is added to the Special Terms section of the prospectus:

Lincoln Lifetime IncomeSM Advantage 2.0: Provides minimum guaranteed lifetime periodic withdrawals that may increase based on automatic enhancements and age-based increases to the withdrawal amount.

Expense Tables. The following section will be inserted at the beginning of Expense Tables – Optional Rider Charges section of your prospectus immediately prior to the table that outlines the charges for Lincoln Lifetime IncomeSM Advantage.

The following table describes the charges for the Lincoln Lifetime IncomeSM Advantage 2.0. Refer to your prospectus for all other fees and charges associated with your variable annuity contract.

Lincoln Lifetime IncomeSM Advantage 2.0:

Guaranteed maximum annual percentage charge*	2.00%
Current annual percentage charge Joint Life Option*	1.25%
Current annual percentage charge Single Life Option*	1.05%

* The annual percentage charge is assessed against the Income Base (initial purchase payment or contract value at the time of election) as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and decreased by Excess Withdrawals.  These changes to the Income Base are discussed below.  This charge is deducted from the contract value on a quarterly basis.

The following section will be inserted in the Expense Tables – i4LIFE® Advantage Charges section of your prospectus following the 4LATER® Advantage charge section and replaces the i4LIFE® Advantage charge section.

The next table describes charges that apply only when i4LIFE® Advantage is in effect. The charge for any Guaranteed Income Benefit, if elected, is added to the i4LIFE® Advantage charge and the total is deducted from your average daily Account Value. If you have elected to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchased i4LIFE® Advantage with Guaranteed Income Benefit (version 4), there is only one charge for i4LIFE® Advantage with the Guaranteed Income Benefit which is deducted on a quarterly basis from the Account Value in addition to the daily contract mortality and expense risk charge.

i4LIFE® Advantage Payout Phase (On and After the Periodic Income Commencement Date):

i4LIFE® Advantage (as a daily percentage of average Account Value):

	Enhanced Guaranteed Minimum Death Benefit (EGMDB	Guarantee of Principal Death Benefit	Account Value Death Benefit
Annual Charge	2.30%	2.05%	2.00%
Guaranteed Income Benefit Charge	2.00%*	2.00%*	2.00%*
Total i4LIFE® Advantage with Guaranteed Income Benefit Charge	4.30%	4.05%	4.00%

*The charge shown is the guaranteed maximum annual percentage charge. The current charge is 0.65% for the Single Life Option and 0.85% for the Joint Life Option .

i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (On and after the Periodic Income Commencement Date):

Initial i4LIFE® Advantage with Guaranteed Income Benefit (version 4) charge for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 as a percentage of the Income Base

Guaranteed maximum annual percentage charge*	2.00%
Current annual percentage charge joint payout option*	1.25%
Current annual percentage charge Single Life Option*	1.05%

*In order to establish the initial charge in i4LIFE® Advantage with Guaranteed Income Benefit (version 4) the annual percentage charge in Lincoln Lifetime IncomeSM Advantage 2.0 is assessed against the greater of the Income Base or contract value as of the date immediately prior to the effective date of  i4LIFE® Advantage with Guaranteed Income Benefit (version 4).  The initial charge will be deducted quarterly from the contract value starting with the first three month anniversary of the effective date of i4LIFE® Advantage with Guaranteed Income Benefit (version 4). During the Lifetime Income Period, the charge will be deducted annually. For nonqualified contracts starting with the first anniversary of the effective date of i4LIFE® Advantage with Guaranteed Income Benefit (version 4) the charge may be increased every time there is an automatic annual step-up of the Guaranteed Income Benefit by an amount equal to the prior quarterly charge rate (or initial charge rate if the first anniversary of the rider’s effective date) multiplied by the percentage increase to the Guaranteed Income Benefit and by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge.  For qualified contracts, starting with the first calendar year after the effective date of  i4LIFE® Advantage with Guaranteed Income Benefit (version 4) the charge may be increased every time there is an automatic annual step-up of the Guaranteed Income Benefit by  an amount equal to the prior quarterly charge rate (or initial charge rate if the first anniversary of the rider’s effective date) multiplied by the percentage increase to the Guaranteed Income Benefit and by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge. If an Excess Withdrawal occurs, the charge will decrease by the same percentage as the percentage change to the Account Value.

Examples. The following section replaces the Examples section of your prospectus.

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage 2.0 are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,524	$3,080	$4,148	$8,411

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$ 824	$2,480	$4,148	$8,411

For more information, see Charges and Other Deductions in your prospectus. Premium taxes may also apply, although they do not appear in the examples. The examples do not reflect persistency credits (discussed in your prospectus). Different fees and expenses not reflected in the examples may be imposed during a period in which regular income or annuity payouts are made. See The Contracts – i4LIFE® Advantage, Guaranteed Income Benefit with i4LIFE® Advantage, 4LATER® Guaranteed Income Benefit and Annuity Payouts. These examples should not be considered a representation of past or future expenses.

The Lincoln Lifetime IncomeSM Advantage 2.0 charge is further described in this Supplement after the discussion of the Rider.

Summary Of Common Questions - The following paragraph is inserted in the Summary of Common Questions section of the prospectus, immediately following the paragraph titled “What are Living Benefit Riders?”.

What isLincoln Lifetime IncomeSM Advantage 2.0?Lincoln Lifetime IncomeSM Advantage 2.0 is a rider that you may purchase for an additional charge and which provides on an annual basis guaranteed, periodic withdrawals up to a guaranteed amount based on an Income Base, a 5% Enhancement to the Income Base or automatic annual step-ups, and age-based increases to the guaranteed periodic withdrawal amount.

Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate benefit upon death or surrender and is increased by subsequent purchase payments, 5% Enhancements to the Income Base, automatic annual step-ups to the Income Base and is decreased by withdrawals in accordance with provisions described in the prospectus. See The Contracts-Lincoln Lifetime IncomeSM Advantage 2.0. You may not simultaneously elect Lincoln Lifetime IncomeSM Advantage 2.0 and another one of the Living Benefit riders. By electing this rider you will be subject to Investment Requirements. See The Contracts - Investment Requirements.

Charges and Other Deductions - The following is inserted in the Charges and Other Deductions- Rider Charges section of the prospectus immediately after the first sentence of the section.

Lincoln Lifetime IncomeSM Advantage 2.0 Charge.  While this Rider is in effect, there is a charge for the Lincoln Lifetime IncomeSM Advantage 2.0, if elected.  The Rider charge is currently equal to an annual rate of 1.05% (0.2625% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 Single Life option and 1.25% (0.3125% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 Joint Life Option.

The charge is applied to the Income Base as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and decreased for Excess Withdrawals. We will deduct the charge for this Rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the Rider’s effective date. This deduction will be made in proportion to the value in each subaccount and any fixed account available in your contract on the valuation date the Rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. Refer to the Income Base section for a discussion and example of the impact of the changes to the Income Base.

The annual Rider percentage charge may increase each time the Income Base increases as a result of the Automatic Annual Step-up, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. Therefore, your percentage charge for this Rider could increase every Benefit Year anniversary.  If your percentage charge is increased, you may opt-out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change.  If you opt out of the step-up, your current charge will remain in effect and the Income Base will be returned to the prior Income Base. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Automatic Annual Step-up. As described above, by opting out of an Automatic Annual Step-up you will not be eligible for the 5% Enhancement until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs.

During the first ten Benefit Years an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual Rider percentage charge but will increase the dollar amount of charge. After the tenth Benefit Year anniversary the annual Rider percentage charge may increase each time the Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. If your percentage charge is increased, you may opt-out of the 5% Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change.  If you opt out of the 5% Enhancement, your current charge will remain in effect and the Income Base will be returned to the prior Income Base. This opt-out will only apply for this particular 5% Enhancement.. You will need to notify us each time the percentage charge increases if you do not want the 5% Enhancement..

The Rider charge will increase to the then current Rider charge, if after the first Benefit Year anniversary, cumulative purchase payments added to the contract after the first Benefit Year, exceed $100,000. You may not opt-out of this Rider charge increase. See The Contracts-Living Benefit Riders- Lincoln Lifetime IncomeSM Advantage 2.0- Income Base section of this supplement for more information.

The Rider charge will be discontinued upon termination of the Rider. The pro-rata amount of the Rider charge will be deducted upon termination of the Rider (except for death) or surrender of the contract.

If the contract value is reduced to zero while the contractowner is receiving a Guaranteed Annual Income, no rider charge will be deducted.

The following sentence is inserted in the Charges and Other Deductions – Rider Charges – i4LIFE® Advantage Charge at the end of the paragraph.

If you dropped Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE® Advantage with Guaranteed Income Benefit (version 4) the charges that you will pay will be different and as described in the i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 Charge section in the prospectus.

The following section is inserted in the Charges and Other Deductions – Rider Charges section of the prospectus and immediately follows the i4LIFE® Advantage Guaranteed Income Benefit Charge section and precedes the 4LATER® Guaranteed Income Benefit Charge section.

i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0. If you drop Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit (version 4) under i4LIFE® Advantage you will pay a quarterly charge (imposed during the i4LIFE® Advantage payout phase) starting with the first three month anniversary of the effective date of i4LIFE® Advantage and every three months thereafter. The initial charge for this rider is equal to an annual rate of 1.05% of the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base or contract value, if greater, (0.2625% quarterly) for the Single Life option and 1.25% of the Income Base or contract value, if greater, (0.3125% quarterly) for the joint payout option. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed that in the future the guaranteed maximum initial charge for i4LIFE® Advantage with  Guaranteed Income Benefit (version 4) will be the guaranteed maximum charge then in effect at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0.

The charge for i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 will not change unless there is an automatic step-up of the Guaranteed Income Benefit to 75% of the current regular income payment (described later in the i4LIFE® Advantage section of the prospectus). At such time, the charge will increase by an amount equal to the prior quarterly charge rate (or initial charge rate if the first anniversary of the rider’s effective date) multiplied by the percentage increase to the Guaranteed Income Benefit and by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge. This means that the charge may change annually.

The following example shows how the initial charge for i4LIFE® Advantage with Guaranteed Income Benefit  (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 is calculated as well as adjustments due to increases to the Guaranteed Income Benefit and the Lincoln Lifetime IncomeSM Advantage 2.0 charge. The example is a nonqualified contract and assumes the contractowner is 60 years old on the effective date of electing the i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 and pursuant to the provisions of the Guaranteed Income Benefit (version 4) the initial Guaranteed Income Benefit is set at 4% of the Income Base based upon the contractowner’s age (see Guaranteed Income Benefit (version 4) for a more detailed description). The example also assumes that the current charge for Lincoln Lifetime IncomeSM Advantage 2.0 is 1.05%. The first example assumes an increase to the initial charge based upon an increase to the Guaranteed Income Benefit due to the automatic step-up:

1/1/10	Contract value as of the last valuation date under Lincoln Lifetime IncomeSM Advantage 2.0	$101,000
1/1/10	Income Base as of the last valuation date under Lincoln Lifetime IncomeSM Advantage 2.0	$125,000
1/1/10	Initial Annual Charge for i4LIFE® Advantage with Guaranteed Income Benefit (version 4) ($125,000 Income Base * 1.05% current charge for Lincoln Lifetime IncomeSM Advantage 2.0)	$1,312.50
1/2/10	i4LIFE® Advantage Account Value	$100,000
1/2/10	Amount of i4LIFE® Advantage Regular Income Payment	$4,696
1/2/10	Initial Guaranteed Income Benefit (4% * $125,000 Income Base)	$5,000
1/2/11	Recalculated Regular Income Payment	$6,900
1/2/11	New Guaranteed Income Benefit (75% * $6,900 Regular Income Payment)	$5,175
1/2/11	Annual charge for i4LIFE® Advantage with Guaranteed Income Benefit (version 4) ($1,312.50 * ($5,175/$5,000))	$1,358.44

If the Lincoln Lifetime IncomeSM Advantage 2.0 charge has also increased, subject to a maximum charge of 2.00%, the i4LIFE® Advantage with Guaranteed Income Benefit  (version 4) charge will increase upon a step-up.

Continuing the above example:

1/2/11	Current Annual charge for Lincoln Lifetime IncomeSM Advantage 2.0	$1,358.44
1/2/12	Recalculated Regular Income Payment	$7,400
1/2/12	New Guaranteed Income Benefit (75% * $7,400 Regular Income Payment)	$5,500

	Assume the Lincoln Lifetime IncomeSM Advantage 2.0 charge increases from 1.05% to 1.15%.

1/2/12	New Annual Charge for i4LIFE® Advantage with Guaranteed Income Benefit (version 4) ($1,358.44 * ($5,500/$5,175) * (1.15%/1.05%))	$1,518.25

The new Annual charge for for i4LIFE® Advantage with Guaranteed Income Benefit (version 4) is $1,518.25 which is equal to the current annual charge of $1,358.44 multiplied by the percentage increase of the Guaranteed Income Benefit ($5,500/$5,175) times the percentage increase to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge (1.15%/1.05%).

If the Lincoln Lifetime IncomeSM Advantage 2.0 percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date on which the step-up occurred.  If we receive this notice, we will decrease the percentage charge, on a going forward basis, to the percentage charge in effect before the step-up occurred.  If the Guaranteed Income Benefit increased due to the step-up we would decrease the Guaranteed Income Benefit to the Guaranteed Income Benefit in effect before the step-up occurred. Future step-ups as described in the rider would continue.

The Contracts-Living Benefit Riders. The following is inserted in The Contracts-Living Benefit Riders section of the prospectus prior to the Lincoln Lifetime IncomeSM Advantage section.

Lincoln Lifetime IncomeSM Advantage 2.0. The Lincoln Lifetime IncomeSM Advantage 2.0 is a Living Benefit rider available for purchase in your contract that provides:
•
Guaranteed, periodic withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base (a value equal to either your initial purchase payment or contract value, if elected after the contract’s effective date);

•	A 5% Enhancement to the Income Base if greater than an Automatic Annual Step-up so long as no withdrawals are made in that year and the rider is within a ten year Enhancement period;
•	Automatic Annual Step-ups of the Income Base to the contract value if the contract value is equal to or greater than the Income Base after the 5% Enhancement;
•	Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed Annual Income amount or that are not payable to the contractowner or contractowner’s bank account (or to the annuitant or the annuitant’s bank account, if the owner is a non-natural person) (Excess Withdrawals) may significantly reduce your Income Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal   and may terminate the Rider and contract if the Income Base is reduced to zero.

In order to purchase Lincoln Lifetime IncomeSM Advantage 2.0 the purchase payment or contract value (if purchased after the contract is issued) must be at least $25,000. This Rider provides guaranteed, periodic withdrawals for your life as contractowner/annuitant (Single Life Option) or for the lives of you as contractowner/annuitant and your spouse as joint owner (Joint Life Option) regardless of the investment performance of the contract, provided that certain conditions are met.  An Income Base is used to calculate the minimum guaranteed withdrawals from your contract, but is not available as a separate benefit upon death or surrender. The Income Base is equal to the initial purchase payment (or contract value if elected after contract issue), increased by subsequent purchase payments, Automatic Annual Step-ups and 5% Enhancements, and decreased by Excess Withdrawals in accordance with the provisions set forth below. After the first anniversary of the Rider effective date, cumulative additional purchase payments into the contract will be limited to an amount equal to $100,000 without Home Office approval. No additional purchase payments are allowed if the contract value decreases to zero for any reason. No additional purchase payments are allowed after the Nursing Home Enhancement is requested and approved by us (described later in this supplement).

This Rider provides for guaranteed, periodic withdrawals up to the Guaranteed Annual Income amount commencing after you or the younger spouse (Joint Life Option) reach age 55.  The Guaranteed Annual Income payments are based upon specified percentages of the Income Base. The specified withdrawal percentages of the Income Base are age based and may increase over time. With the Single Life option, you may receive Guaranteed Annual Income payments for your lifetime. If you purchase the Joint Life Option, Guaranteed Annual Income amounts for the lifetimes of you and your spouse will be available. Withdrawals in excess of the Guaranteed Annual Income amount or made prior to age 55 or that are not payable to the contractowner or contractowner’s bank account (or to the annuitant or the annuitant’s bank account, if the owner is a non-natural person) (Excess Withdrawals) may significantly reduce your Income Base and your Guaranteed Annual Income payments by an amount greater than the dollar amount of the Excess Withdrawal and may terminate the Income Base, Rider and the contract. Withdrawals will also negatively impact the availability of the 5% Enhancement.  Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount. These options are discussed below in detail.

Lincoln offers other optional riders available for purchase with its variable annuity contracts.  These riders provide different methods to take income from your contract value and may provide certain guarantees. These riders are fully discussed in your prospectus.  There are differences between the riders in the features provided as well as the charge structure.  In addition, the purchase of one rider may impact the availability of another rider.  Information about the relationship between Lincoln Lifetime IncomeSM Advantage 2.0 and these other riders is included later in this Supplement.  Not all riders will be available at all times. You may consider purchasing the Lincoln Lifetime IncomeSM Advantage 2.0 if you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up or 5% Enhancement. The cost of the Lincoln Lifetime IncomeSM Advantage 2.0 may be higher than other Living Benefit Riders that you may purchase in your contract. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders.

Availability. The Lincoln Lifetime IncomeSM Advantage 2.0 is available for purchase with new and existing nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The contractowner/annuitant as well as the spouse under the Joint Life Option must be under age 86 at the time this Rider is elected. You cannot elect the Rider and any other living benefit rider offered in your contract at the same time (Lincoln Lifetime IncomeSM Advantage or Lincoln Lifetime IncomeSM Advantage Plus, Lincoln SmartSecurity® Advantage, 4LATER® Advantage). You may not elect the Rider if you have also elected i4LIFE® Advantage or Lincoln SmartIncome AdvantageSM, both annuity payout options. You must wait at least 12 months after terminating 4LATER® Advantage, Lincoln SmartSecurity® Advantage, Lincoln Lifetime IncomeSM Advantage or Lincoln Lifetime IncomeSM Advantage Plus or any other living benefits we may offer in the future before electing Lincoln Lifetime IncomeSM Advantage 2.0. See The Contracts- Lincoln Lifetime IncomeSM Advantage or Lincoln Lifetime IncomeSM Advantage Plus, Lincoln SmartSecurity® Advantage 4LATER® Advantage, i4LIFE® Advantage and Annuity Payouts- Lincoln SmartIncome AdvantageSM  for more information. There is no guarantee that the Lincoln Lifetime IncomeSM Advantage 2.0 will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. The availability of this Rider will depend upon your state’s approval of this Rider.  Check with your registered representative regarding availability.

If you purchase the Lincoln Lifetime IncomeSM Advantage 2.0 you will be limited in your ability to invest within the subaccounts offered within your contract. You will be required to adhere to Investment Requirements – Option 3. In addition, the fixed account is not available except for use with dollar cost averaging.  See Investment Requirements – Option 3 in your prospectus.

If the Rider is elected at contract issue, then the Rider will be effective on the contract’s effective date. If the Rider is elected after the contract is issued (by sending a written request to our Home Office), the Rider will be effective on the next valuation date following approval by us.

Benefit Year.  The Benefit Year is the 12-month period starting with the effective date of the Rider and starting with each anniversary of the Rider effective date after that.

Income Base. The Income Base is a value used to calculate your Guaranteed Annual Income amount. The Income Base is not available to you as a lump sum withdrawal or a death benefit. The initial Income Base varies based on when you elect the Rider. If you elect the Rider at the time you purchase the contract, the initial Income Base will equal your initial purchase payment. If you elect the Rider after we issue the contract, the initial Income Base will equal the contract value on the effective date of the Rider. The maximum Income Base is $10,000,000.  This maximum takes into consideration the total Income Bases and Guaranteed Amounts from all Lincoln Life contracts (or contracts issued by our affiliates) in which you (or spouse if Joint Life Option) are the covered lives under any other Living Benefit Riders (See The Contracts - Lincoln Lifetime IncomeSM Advantage, 4LATER® Advantage and Lincoln SmartSecurity® Advantage, discussed in your prospectus).

Additional purchase payments automatically increase the Income Base by the amount of the purchase payment (not to exceed the maximum Income Base); for example, a $10,000 additional purchase payment will increase the Income Base by $10,000. After the first anniversary of the Rider effective date, cumulative additional purchase payments into the contract will be limited to an amount equal to $100,000 without Home Office approval. If we grant approval to exceed the $100,000 additional purchase payment restriction, the charge will change to the then current charge in effect on the next Benefit Year anniversary. Additional purchase payments will not be allowed if the contract value decreases to zero for any reason including market loss.

Excess Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income Base.

Since the charge for the Rider is based on the Income Base, the cost of the Rider increases when additional purchase payments, Automatic Annual Step-ups and 5% Enhancements are made, and the cost decreases as Excess Withdrawals are made because these transactions all adjust the Income Base.  In addition, the percentage charge may change when Automatic Annual Step-ups or 5% Enhancements occur as discussed below.  See Lincoln Lifetime IncomeSM Advantage 2.0 Charge later in this Supplement.

5% Enhancement to the Income Base.  On each Benefit Year anniversary, the Income Base, minus purchase payments received in that year, will be increased by 5% if the contract owner/annuitant (as well as the spouse if the Joint Life Option is in effect) are under age 86, if there were no withdrawals in that year and the Rider is within a 10-year Enhancement period described below. If during any 10-year Enhancement period there are no Automatic Annual Step-ups the 5% Enhancements will terminate at the end of the Enhancement period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any purchase payment made after the initial purchase payment will be added immediately to the Income Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it  will be used in calculating the 5% Enhancement. Any purchase payments made within the first 90 days after the effective date of the Rider will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline the Automatic Annual Step-up (described later in this supplement), you will not receive the 5% Enhancement. You will not be eligible to receive any further 5% Enhancements until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. In order to be eligible to receive further 5% Enhancements the contractowner/annuitant (Single Life Option), or the contractowner and spouse (Joint Life Option) must still be living and be under age 86.

Note:  The 5% Enhancement is not available in any year there is a withdrawal from contract value including a Guaranteed Annual Income payment. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income Base (assuming no withdrawals):

Initial purchase payment = $100,000; Income Base = $100,000

Additional purchase payment on day 30 = $15,000; Income Base = $115,000

Additional purchase payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year Anniversary, the Income Base will not be less than $130,750 ($115,000 times 1.05%=$120,750 plus $10,000).  The $10,000 purchase payment on day 95 is not eligible for the 5% Enhancement until the 2nd Benefit Year Anniversary.

The 5% Enhancement will be in effect for 10 years (the Enhancement period) from the effective date of the Rider.  A new Enhancement period will begin each time an Automatic Annual Step-up to the contract value occurs as described below. As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year.  If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement.  If the Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5% Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10,000,000.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal, including a Guaranteed Annual Income payment from the contract during that Benefit Year. The 5% Enhancement will occur on the following Benefit Year anniversary if no further withdrawals are made from the contract and the Rider is within the Enhancement period.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawal Amounts section below.

If during the first ten Benefit years your Income Base is increased by the 5% Enhancement on the Benefit Year anniversary, your percentage charge for the Rider will not change on the Benefit Year anniversary. However, the amount you pay for the Rider will increase since the charge for the Rider is based on the Income Base.  After the tenth Benefit Year anniversary the annual Rider percentage charge may increase to the current charge each year if the Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. See Lincoln Lifetime IncomeSM Advantage 2.0 Charge described later in this supplement.

If your percentage charge for this Rider is increased due to a 5% Enhancement that occurs after the tenth Rider year anniversary, you may opt-out of the 5% Enhancement by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the Rider to change.  This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time the percentage charge increases if you do not want the 5% Enhancement.  You may not opt-out of the 5% Enhancement if the current charge for the Rider increases due to additional purchase payment made during that Benefit Year that exceeds the $100,000 purchase payment restriction after the first Benefit Year. See Income Base section for more details.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step-up to the contract value on each Benefit Year anniversary if:

a.	the contractowner/annuitant (Single Life Option), or the contractowner and spouse (Joint Life Option) are still living and under age 86; and

b.
the contract value on that Benefit Year anniversary, after the deduction of any withdrawals (including surrender charges, the Rider charge and account fee), plus any purchase payments made on that date and persistency credits, if any added on that date, is equal to or greater than the Income Base after the 5% Enhancement (if any).

Each time the Income Base is stepped up to the current contract value as described above, your percentage charge for the Rider will be the current charge for the Rider, not to exceed the guaranteed maximum charge.  Therefore, your percentage charge for this Rider could increase every Benefit Year anniversary.  See Lincoln Lifetime IncomeSM Advantage 2.0 Charge later in this Supplement.

Each time the Automatic Annual Step-up occurs a new 10-year Enhancement period starts. The Automatic Annual Step-up is available even in those years when a withdrawal has occurred.

If your percentage charge for this Rider is increased upon an Automatic Annual Step-up, you may opt-out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the Rider to change.  This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Step-up.  As stated above, if you decline the Automatic Annual Step-up, you will not receive the 5% Enhancement and will not be eligible to receive the 5% Enhancement until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. See the earlier Income Base section. You may not opt-out of the Automatic Annual Step-up if an additional purchase payment made during that Benefit Year caused the charge for the Rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5% Enhancement will work (assuming no withdrawals or additional purchase payments):

	Contract Value	Income Base with 5% Enhancement	Income Base	Potential for Charge to Change
Initial Purchase Payment $50,000	$50,000	N/A	$50,000	N/A
1st Benefit Year Anniversary	$54,000	$52,500	$54,000	Yes
2nd Benefit Year Anniversary	$53,900	$56,700	$56,700	No
3rd Benefit Year Anniversary	$57,000	$59,535	$59,535	No
4th Benefit Year Anniversary	$64,000	$62,512	$64,000	Yes

On the 1st Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the contract value of $54,000 since the increase in the contract value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000).  On the 2nd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700).  On the 3rd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700=$2,835).  On the 4th Benefit Year anniversary, the Automatic Annual Step-up to the contract value was greater than the 5% Enhancement amount of $2,977 (5% of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10,000,000.

Withdrawal Amount. You may make periodic withdrawals up to the Guaranteed Annual Income amount each Benefit Year for your (contractowner) lifetime (Single Life Option) or the lifetimes of you and your spouse (Joint Life Option) as long as your Guaranteed Annual Income amount is greater than zero. You may start taking Guaranteed Annual Income withdrawals when you (Single Life Option) or the younger of you and your spouse (Joint Life Option) turn age 55.

The initial Guaranteed Annual Income amount is calculated when you purchase the rider. If you (or younger of you and your spouse if the Joint Life Option is elected) are under age 55 at the time the rider is elected the initial Guaranteed Annual Income amount will be zero. If you (or the younger of you and your spouse if the Joint Life Option is elected) are age 55 or older at the time the rider is elected the initial Guaranteed Annual Income amount will be equal to a specified percentage of the Income Base. The specified percentage of the Income Base will be based on your age (or younger of you and your spouse if the Joint Life Option is elected). Upon your first withdrawal the Guaranteed Annual Income percentage is based on your age (Single Life Option) or the younger of you and your spouse’s age (Joint Life Option) at the time of the withdrawal. For example if you purchase the Rider at age 57 your Guaranteed Annual Income percentage is 4%. If you waited until you were age 60 (Single Life Option) to make your first withdrawal your Guaranteed Annual Income percentage would be 5%.  During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the Rider (including any purchase payments made within the first 90 days after the effective date of the Rider). After the first Benefit Year anniversary we will use the Income Base calculated on the most recent Benefit Year anniversary for calculating the Guaranteed Annual Income amount. After your first withdrawal t he Guaranteed Annual Income amount percentage will only increase on a Benefit Year Anniversary if you have reached an applicable higher age band and after there has been an Automatic Annual Step-up. If you have reached an applicable age band and there has not been an Automatic Annual Step-up then the Guaranteed Annual Income amount percentage will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year.

Guaranteed Annual Income Percentages by Ages

Age (Single Life Option)	Guaranteed Annual Income amount percentage (Single Life Option)	Age (Joint Life Option – younger of you and your spouse’s age)	Guaranteed Annual Income amount percentage (Joint Life Option)
At least 55 and under 59½	4%	55-64	4%
59 ½ +	5%	65+	5%

If your contract value is reduced to zero because of market performance or Rider charges, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse’s life if applicable) under the Guaranteed Annual Income Annuity Payment Option (discussed later in this supplement). You may not withdraw the remaining Income Base in a lump sum. You will not be entitled to withdrawals of the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If the Income Base is reduced to zero due to an Excess Withdrawal the Rider and contract will terminate. If the contract  value is reduced to zero due to an Excess Withdrawal the Rider and contract will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals you make will decrease the contract value. Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount.

The following example shows the calculation of the Guaranteed Annual Income amount and how withdrawals less than or equal to the Guaranteed Annual Income amount affect the Income Base and the contract value. The contractowner is age 58 (4% Guaranteed Annual Income percentage for Single Life Option) on the Rider’s effective date, and makes an initial purchase payment of $200,000 into the contract:

Contract value on the Rider’s effective date	$200,000
Income Base on the Rider’s effective date	$200,000
Initial Guaranteed Annual Income amount on the Rider’s effective date ($200,000 x 4%)	$8,000
Contract value six months after Rider’s effective date	$210,000
Income Base six months after Rider’s effective date	$200,000
Withdrawal six months after Rider’s effective date when contractowner is still age 58	$8,000
Contract value after withdrawal ($210,000 - $8,000)	$202,000
Income Base after withdrawal ($200,000 – $0)	$200,000
Contract value on first Benefit Year anniversary	$205,000
Income Base on first Benefit Year anniversary	$205,000
Guaranteed Annual Income amount on first Benefit Year anniversary	$8,200

Since there was a withdrawal during the first year the 5% Enhancement is not available but the Automatic Annual Step-up was available and increased the Income Base to the contract value of $205,000. On the first anniversary of the Rider’s effective date the Guaranteed Annual Income amount is $8,200 (4% x $205,000).

Purchase payments added to the contract subsequent to the initial purchase payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income amount percentage multiplied by the amount of the subsequent purchase payment. For example, assuming a contractowner is age   58 (Single Life Option), if the Guaranteed Annual Income amount of $2,000 (4% of $50,000 Income Base) is in effect and an additional purchase payment of $10,000 is made, the new Guaranteed Annual Income amount that Benefit Year is $2,400 ($2,000 + 4% of $10,000). The Guaranteed Annual Income payment amount will be recalculated immediately after a purchase payment is added to the contract. Persistency credits added to the contract do not immediately increase the Guaranteed Annual Income amount but are added to the contract value and may increase the Income Base upon an Automatic Annual Step-up which in return may increase the Guaranteed Annual Income amount.

Cumulative additional purchase payments into the contract that exceed $100,000 after the first anniversary of the rider effective date must receive Home Office approval. Additional purchase payments will not be allowed if the contract value is zero. No additional purchase payments are allowed after the Nursing Home Enhancement is requested and approved by us (described later in this supplement).

5% Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount after the Income Base is adjusted either by a 5% Enhancement or an Automatic Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed Annual Income percentage.

Nursing Home Enhancement. The Guaranteed Annual Income amount will be increased to 10%, called the Nursing Home Enhancement, during a Benefit Year when the contractowner/annuitant is age 65 or older or the youngest of the contractowner and spouse is age 65 or older (Joint Life Option), and one is admitted into an accredited nursing home or equivalent health care facility. The Nursing Home Enhancement applies if the admittance into such facility occurs 60 months or more after the effective date of the Rider, the individual was not in the nursing home in the year prior to the effective date of the Rider, and upon entering the nursing home, the person has been then confined for at least 90 consecutive days. For the Joint Life Option the Nursing Home Enhancement is available only on the first life to enter the nursing home. If no withdrawal has been taken since the rider’s effective date, the Nursing Home Enhancement will be available when the contractowner/annuitant is age 65 or the youngest of the contractowner and spouse is age 65 (Joint Life Option). If a withdrawal has been taken since the rider’s effective date, the Nursing Home Enhancement will be available on the next Benefit Year anniversary after the contractowner/annuitant is age 65 or the youngest of the contractowner and spouse is age 65 (Joint Life Option).

You may request the Nursing Home Enhancement by filling out a request form provided by us. Proof of nursing home confinement will be required each year. If you leave the nursing home, your Guaranteed Annual Income amount will be reduced to the amount you would otherwise be eligible to receive starting after the next Benefit Year anniversary. Any withdrawals made prior to the entrance into a nursing home and during the Benefit Year that the Nursing Home Enhancement commences, will reduce the amount available that year for the Nursing Home Enhancement. Purchase payments may not be made into the contract after a request for the Nursing Home Enhancement is approved by us and any purchase payments made either in the 12 months prior to entering the nursing home or while you are residing in a nursing home will not be included in the calculation of the Nursing Home Enhancement.

The requirements of an accredited nursing home or equivalent health care facility are set forth in the Nursing Home Enhancement Claim Form. The criteria for the facility include, but are not limited to: providing 24 hour a day nursing services; an available physician; an employed nurse on duty or call at all times; maintains daily clinical records; and able to dispense medications. This does not include an assisted living or similar facility. The admittance to a nursing home must be pursuant to a plan of care provided by a licensed health care practitioner, and the nursing home must be located in the United States.

The remaining references to the Guaranteed Annual Income amount also include the Nursing Home Enhancement amount.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) that exceed the Guaranteed Annual Income amount at the time of the withdrawal or are withdrawals made prior to age 55 (younger of you or your spouse for Joint Life) or that are not payable to the contractowner or contractowner’s bank account (or to the annuitant or the annuitant’s bank account, if the owner is a non-natural person).

When an Excess Withdrawal occurs:

1.
The Income Base is reduced by the same proportion that the Excess Withdrawal reduces the contract value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal; and

2.
The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income amount percentage multiplied by the new (reduced) Income Base (after the pro rata reduction for the Excess Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed Annual Income amount  (as adjusted for Guaranteed Annual Income amount payments, Excess Withdrawals and additional purchase payments) available to you for the Benefit Year, i f applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call our Customer Service Center number provided on the front page of your prospectus if you have question about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the Income Base, the Guaranteed Annual Income amount and the contract value. The contractowner who is age 58 (Single Life option) makes a $12,000 withdrawal which causes a $12,911.50 reduction in the Income Base.

Prior to Excess Withdrawal:

Contract value = $60,000

Income Base = $85,000

Guaranteed Annual Income amount = $3,400 (4% of the Income Base of $85,000)

After a $12,000 Withdrawal ($3,400 is within the Guaranteed Annual Income amount, $8,600 is the Excess Withdrawal):

The contract value is reduced by the amount of the Guaranteed Annual Income amount of $3,400 and the Income Base is not reduced:

Contract value = $56,600 ($60,000 - $3,400)

Income Base = $85,000

The contract value is also reduced by the $8,600 Excess Withdrawal and the Income Base is reduced by 15.19435%, the same proportion that the Excess Withdrawal reduced the $56,600 contract value ($8,600 ÷ $56,600)

Contract value = $48,000 ($56,600 - $8,600)

Income Base = $72,084.81 ($85,000 x 15.19435% = $12,915.19; $85,000 - $12,915.19 = $72,084.81).

Guaranteed Annual Income amount = $2,883.39(4% of $72,084.81 Income Base)

On the following Benefit Year anniversary:

Contract value = $43,000

Income Base = $72,084.81

Guaranteed Income amount = $2,883.39 (4% x $72,084.81)

In a declining market, Excess Withdrawals may significantly reduce your Income Base as well as your Guaranteed Annual Income amount. If the Income Base is reduced to zero due to an Excess Withdrawal the Rider will terminate. If the contract value is reduced to zero due to an Excess Withdrawal the Rider and contract will terminate.

Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount. Excess Withdrawals will be subject to surrender charges unless one of the waivers of surrender charge provisions set forth in your prospectus is applicable. Continuing with the prior example of the $12,000 withdrawal: the $3,400 Guaranteed Annual Income amount is not subject to surrender charges; the $8,600 Excess Withdrawal may be subject to surrender charges according to the surrender charge schedule in your prospectus.

Withdrawals from Individual Retirement Annuity contracts will be treated as within the Guaranteed Annual Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic monthly or quarterly installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:

1.	Lincoln’s monthly or quarterly automatic withdrawal service is used to calculate and pay the RMD;

2.	The RMD calculation must be based only on the value in this contract; and

3.	No withdrawals other than RMDs are made within the Benefit Year (except as described in the next paragraph).

If your RMD withdrawals during a Benefit Year are less than the Guaranteed Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn and will not be subject to surrender charges. If a withdrawal, other than an RMD is made during the Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual Income amount, including amounts attributable to RMDs, will be treated as Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts withdrawals of contract value that exceed purchase payments are taxed as ordinary income. The tax consequences of withdrawals are discussed in Federal Tax Matters in your prospectus.

Guaranteed Annual Income Amount Annuity Payment Option. If you are required to take annuity payments because you have reached the Maturity Date of the contract, you have the option of electing the Guaranteed Annual Income Amount Annuity Payment Option. If the contract value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount Annuity Payment Option, the beneficiary may be eligible to receive final payment upon death of the Single Life or surviving Joint Life. To be eligible the death benefit option in effect immediately prior to the effective date of the Guaranteed Annual Income Amount Annuity Payment Option must be one of the following death benefits: the Guarantee of Principal Death Benefit, the EGMDB or the EEB Rider. If the death benefit option in effect is the Account Value Death Benefit the beneficiary will not be eligible to receive the final payment(s).

The Guaranteed Annual Income Amount Annuity Payment Option is an annuity payout option which the contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life (this option is different from other annuity payout options discussed in your prospectus, including i4LIFE® Advantage, which are based on your contract value). Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the Joint Life Option.

The final payment is a one-time lump-sum payment.

If the effective date of the Rider is the same as the effective date of the contract the final payment will be equal to the sum of all purchase payments, decreased by withdrawals. If the effective date of the Rider is after the effective date of the contract the final payment will be equal to the contract value on the effective date of the Rider, increased for purchase payments received after the Rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the contract value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payment Option will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date.  The Lincoln Lifetime IncomeSM Advantage 2.0 has no provision for a payout of the Income Base or any other death benefit upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit options (as described in your prospectus) will be in effect.  Election of the Lincoln Lifetime IncomeSM Advantage 2.0 does not impact the death benefit options available for purchase with your annuity contract except as described below in Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time.  See The Contracts - Death Benefit in your prospectus.

Upon the death of the Single Life, the Lincoln Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).  If the beneficiary elects to continue the contract after the death of the Single Life (through a separate provision of the contract), the beneficiary may purchase a new Lincoln Lifetime IncomeSM Advantage 2.0 if available under the terms and charge in effect at the time of the new purchase.  There is no carryover of the Income Base.

Upon the first death under the Joint Life Option, the lifetime payout of the Guaranteed Annual Income amount will continue for the life of the surviving spouse.  The 5% Enhancement and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, the Lincoln Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).

As an alternative, after the first death, the surviving spouse if under age 86 may choose to terminate the Joint Life Option and purchase a new Single Life option, if available, under the terms and charge in effect at the time for a new purchase.  In deciding whether to make this change, the surviving spouse should consider whether the change will cause the Income Base and the Guaranteed Annual Income amount to decrease.

General Provisions.

Termination.  After the fifth anniversary of the effective date of the Rider, the contractowner may terminate the Rider by notifying us in writing. Lincoln Lifetime IncomeSM Advantage 2.0 will automatically terminate:

•	on the annuity commencement date (except payments under the Guaranteed Annual Income Amount Annuity Payout Option will continue if applicable); or

•	upon the death under the Single Life option or the death of the surviving spouse under the Joint Life Option; or

•	when the Guaranteed Annual Income amount or contract value is reduced to zero due to an Excess Withdrawal; or

•	upon surrender of the contract; or

•	upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Income Base.  Upon effective termination of this Rider, the benefits and charges within this Rider will terminate.

If you terminate the Rider, you must wait one year before you can re-elect any living benefit rider,  Lincoln SmartSecurity® Advantage, 4LATER® Advantage or any other living benefits we may offer in the future.

Compare to Lincoln SmartSecurity® Advantage.  If a contractowner is interested in purchasing a rider that provides guaranteed minimum withdrawals, the following factors should be considered when comparing Lincoln Lifetime IncomeSM Advantage 2.0 and the Lincoln SmartSecurity® Advantage (discussed in your prospectus) (only one of these riders can be added to a contract at any one time):  the Lincoln Lifetime IncomeSM Advantage 2.0 has the opportunity to provide a higher Income Base than the Guaranteed Amount under Lincoln SmartSecurity® Advantage because of the 5% Enhancement or Automatic Annual Step-up. The Income Base for Lincoln Lifetime IncomeSM Advantage 2.0 may also be higher than the Guaranteed Amount under Lincoln SmartSecurity® Advantage because withdrawals equal to or less than the Guaranteed Annual Income amount do not reduce the Income Base whereas withdrawals under Lincoln SmartSecurity® Advantage reduce the Guaranteed Amount. Lincoln Lifetime IncomeSMAdvantage 2.0 also provides the potential for lifetime withdrawals from an earlier age (rather than age 65 with the Lincoln SmartSecurity® Advantage).  However, the percentage charge for the Lincoln Lifetime IncomeSM Advantage 2.0 is higher and has the potential to increase on every Benefit Year Anniversary if the increase in contract value exceeds the 5% Enhancement and after the 10th Benefit Year anniversary upon a 5% Enhancement. Due to the Income Base not being reduced by withdrawals that are less than or equal to the Guaranteed Annual Income amount the charge which is applied against the Income Base will not be reduced whereas withdrawals reduce the Guaranteed Amount against which the Lincoln Smart Security® Advantage charge is applied. The Lincoln Smart Security® Advantage provides that guaranteed Maximum Withdrawal amounts can continue to a beneficiary to the extent of any remaining Guaranteed Amount while the Lincoln Lifetime IncomeSM Advantage 2.0 does not offer this feature.

i4LIFE® Advantage Option.  i4LIFE® Advantage is an income program, available for purchase at an additional charge, that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a death benefit during the Access Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for purchase at the time you elect i4LIFE® Advantage. You cannot have both i4LIFE® Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 in effect on your contract at the same time.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE® Advantage with Guaranteed Income Benefit (version 4).  If this decision is made, the contractowner can use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the Rider’s effective date (if there has not been an Automatic Annual Step-up) to establish the i4LIFE® Advantage with Guaranteed Income Benefit (version 4) at the terms in effect for purchasers of this Rider. You must wait at least one year from the effective date of the Rider before you may drop the Rider and purchase i4LIFE® Advantage with Guaranteed Income Benefit (version 4). If you choose to drop the Lincoln Lifetime IncomeSM Advantage 2.0 and have the Single Life Option, you must purchase i4LIFE® Advantage with Guaranteed Income Benefit (version 4) Single Life Option . If you drop the Lincoln Lifetime IncomeSM Advantage 2.0 and have the Joint Life Option, you must purchase i4LIFE® Advantage Guaranteed Income Benefit (version 4) joint payout option.

Contractowners who purchase Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed the ability in the future to purchase i4LIFE® Advantage with Guaranteed Income Benefit (version 4) even if it is no longer available for sale. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0.  If you choose to drop your Rider and elect i4LIFE® Advantage with Guaranteed Income Benefit (version 4) prior to the fifth Benefit Year anniversary the election must be made before the Annuity Commencement Date and by age 95 for nonqualified contracts or age 80 for qualified contracts. Elections made prior to the fifth Benefit Year anniversary will result in a minimum Access Period of the greater of 20 years or age 90. If you choose to drop the Rider and elect i4LIFE® Advantage with Guaranteed Income Benefit (version 4) after the fifth Benefit Year anniversary the election must be made before the Annuity Commencement Date and by age 85 for qualified contracts or age 99 for nonqualified contracts. Elections made after the fifth Benefit Year anniversary will result in a minimum Access Period of the greater of 15 years or age 85. See i4LIFE® Advantage with Guaranteed Income Benefit (version 4) section of your prospectus.

For nonqualified contracts, the contractowner must elect the levelized option for regular income payments. While i4LIFE® Advantage with Guaranteed Income Benefit (version 4) is in effect, the contractowner cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE® Advantage with Guaranteed Income Benefit (version 4) you should consider that depending on a person’s age and the selected length of the Access Period, i4LIFE® Advantage may provide a higher payout than the Guaranteed Annual Income amounts under Lincoln Lifetime IncomeSM Advantage 2.0. You should consider electing i4LIFE® Advantage when you are ready to immediately start receiving i4LIFE® Advantage payments whereas Lincoln Lifetime IncomeSM Advantage 2.0 you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE® Advantage rider are treated as “amounts received as an annuity” under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date.  These payments are subject to an “exclusion ratio” as provided in section 72(b) of the Code, which means a portion of each annuity payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of purchase payments.  In contrast, withdrawals under Lincoln Lifetime IncomeSM Advantage 2.0 are not treated as amounts received as an annuity because they occur prior to the annuity starting date.  As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is measure by extent to which the contract value exceeds purchase payments), and then as a nontaxable return of purchase payments.

The initial charge for i4LIFE® Advantage with Guaranteed Income Benefit (version 4) will be equal to the current annual rate in effect for your Lincoln Lifetime IncomeSM Advantage 2.0 rider. The charge is calculated based upon the greater of the value of the Income Base or contract value as of the last valuation date under Lincoln Lifetime IncomeSM Advantage 2.0 prior to election of i4LIFE® Advantage with Guaranteed Income Benefit (version 4). During the Access Period, this charge is deducted from the i4LIFE® Advantage Account Value on a quarterly basis with the first deduction occurring on the valuation date on or next following the three month anniversary of the effective date of i4LIFE® Advantage  with Guaranteed Income Benefit (version 4). During the Lifetime Income Period, this charge is deducted annually. The initial charge may increase annually upon a step-up of the Guaranteed Income Benefit by an amount equal to the prior charge rate (or initial charge rate if the first anniversary of the Rider’s effective date) multiplied by the percentage increase, if any, to the Guaranteed Income Benefit and the percentage increase if any to the  Lincoln Lifetime IncomeSM Advantage 2.0 current charge. If an Excess Withdrawal occurs, the charge will decrease by the same percentage as the percentage change to the Account Value.

Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date.    The death benefit calculation for certain death benefit options in effect prior to the annuity commencement date may change for contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0.  Certain death benefit options provide that all withdrawals reduce the death benefit in the same proportion that the withdrawals reduce the contract value.  If you elect the Lincoln Lifetime IncomeSM Advantage 2.0, withdrawals less than or equal to the Guaranteed Annual Income will reduce the sum of all purchase payments option of the death benefit on a dollar for dollar basis.  This applies to the Guarantee of Principal Death Benefit, and only the sum of all purchase payments alternative of the Enhanced Guaranteed Minimum Death Benefit or the Estate Enhancement Benefit, whichever is in effect.  See The Contracts – Death Benefits in your prospectus. Any Excess Withdrawals will reduce the sum of all purchase payments in the same proportion that the withdrawals reduced the contract value under any death benefit option in which proportionate withdrawals are in effect. This change has no impact on death benefit options in which all withdrawals reduce the death benefit calculation on a dollar for dollar basis.  The terms of your contract will describe which method is in effect for your contract while this Rider is in effect.

The following example demonstrates how a withdrawal will reduce the death benefit if both the Enhanced Guaranteed Minimum Death Benefit (EGMDB) and the Lincoln Lifetime IncomeSM Advantage 2.0 are in effect when the contractowner dies.  Note that this calculation applies only to the sum of all purchase payments calculation and not for purposes of reducing the highest anniversary contract value under the EGMDB:

Contract value before withdrawal	$ 80,000
Guaranteed Annual Income amount	$ 5,000

Enhanced Guaranteed Minimum Death Benefit (EGMDB) values before withdrawal is the greatest of a), b), or c) described in detail in the EGMDB section of your prospectus:

a)	Contract value	$ 80,000
b)	Sum of purchase payments	$100,000
c)	Highest anniversary contract value	$150,000

Withdrawal of $9,000 will impact the death benefit calculations as follows:

a)	$80,000 - $9,000 = $71,000 (Reduction $9,000)

b)	$100,000 - $5,000 = $95,000 (reduction by the amount of the Guaranteed Annual Income amount)

$95,000 - $5,067 = $89,932 [$95,000 times ($4,000/$75,000) = $5,067] Proportional reduction of Excess Withdrawal.  Total reduction = $10,067.

c)	$150,000 - $16,875 = $133,125 [$150,000 times $9,000/$80,000 = $16,875].The entire $9,000 withdrawal reduces the death benefit option proportionally. Total reduction = $16,875.

Item c) provides the largest death benefit of $133,125.

The Contracts-Living Benefit Riders. The following is inserted in The Contracts-Living Benefit Riders Lincoln Lifetime IncomeSM Advantage at the end of the first paragraph of that section.

The Lincoln Lifetime IncomeSM Advantage and Lincoln Lifetime IncomeSM Advantage Plus riders will no longer be available for purchase after December 31, 2010 or 60 days from the date that Lincoln Lifetime IncomeSM Advantage 2.0 is approved in your state, whichever date is later.

***

Please keep this Supplement with your prospectus for future reference.